FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant's name into English)

7-1, Shiba 5-chome
Minato-ku, Tokyo, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [ X ]      Form 40-F [     ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]      No [ X ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC CORPORATION

(Registrant)

By:	/S/ FUJIO OKADA

Fujio Okada General Manager, Legal Divison

Date: January 5th, 2004

Information furnished on this form:
- Press release concerning the corporate separation of NEC's laser processing business

December 26, 2003

Announcement of the corporate separation of NEC's laser processing business

NEC Corporation ("NEC") today announced that at the meeting of its board of directors held on December 25, 2003, it was resolved that NEC spin off its laser processing business. NEC plans to establish a wholly-owned subsidiary (the "New Company") and transfer NEC's laser processing business to the New Company by means of the corporate separation or Kaisha Bunkatsu under the Commercial Code of Japan effective April 1, 2004.

1. Purpose of the corporate separation

NEC's laser processing business is haighly competitive in the solid-state laser market and the demand in the market is expected to be solid in the future. In addition, this business is expected to expand rapidly in the market of laser repairs for liquid crystal displays. In order to achieve further enhancement of such laser processing business, NEC made a decision to call capital from third parties after spinning off and integrating the laser processing business with other related business of its other subsidiaries, and to conduct, under such third parties' initiative, more active research and development activities as well as rapid and efficient business operation specialized in laser processing.

For the purpose of establishing such business operation, NEC decided to transfer its laser processing business to the New Company by the corporate separation, and, at the same time, integrate the relevant businesses into the New Company: NEC Laser & Automation, Ltd. ("NEC Laser & Automation"), a wholly-owned subsidiary of NEC, will transfer its manufacturing and maintenance divisions to the New Company by means of the corporate separation and NEC Robotics Engineering, Ltd. will transfer its assets of the design and software development divisions related to the laser business to the New Company, respectively, effective on the same date as NEC's corporate separation above. After such integration, NEC will sell all of its shares of the New Company to a company to be financed by NEC, an investment fund which is managed by Japan Industrial Partners, Inc. ("JIP") and the other company (the "Taking-over Company"). NEC singed the stock transfer agreement with JIP today and the corporate separation is supposed to carry out pursuant to such agreement. The outline of the corporate separation is as follows:

2. Outline of the corporate separation

(1) Schedule of the corporate separation (tentative date)

Incorporation of the New Company	January 15, 2004
Board approval (both NEC and NEC Laser & Automation)	January 29, 2004
Signing of the agreement for the corporate separation (both NEC and NEC Laser & Automation)	February 4, 2004
Extraordinary general meeting of shareholders for the approval of the agreement of the corporate separation (the New Company)	February 23, 2004
Effective date of the corporate separation	April 1, 2004
Date of commercial registration	April 1, 2004

(2) Type of the corporate separation

(i) Type of the corporate separation

Bunshagata Kyushu Bunkatsu under Commercial Code of Japan in which NEC is a transferring party and the New Company is a transferred party.

(ii) Reason for using the Bunshagata Kyushu Bunkatsu

The New Company will allot all of its shares issued under corporate separation to NEC and NEC plans to transfer the shares of the New Company to the Taking-over Company.

(3) Allotment of the New Company's shares

The New Company will issue 10,000 shares of its common stock and allot all the shares to NEC.

(4) Money to be paid to the New Company at the corporate separation

None

(5) Assets, liabilities, rights and obligations to be transferred to or assumed by the New Company

Account receivable, inventories, tangible fixed assets, account payable, intellectual property rights, agreements, and other rights and obligations which belong to the laser processing business.

Employees who are engaged in the laser processing business will be seconded to the New Company in the meantime.

(6) Prospects of payment of debts

(i) Prospects of payment of NEC's debts

The book value of NEC's total assets will remain unchanged because NEC adopted the Bunshagata Kyushu Bunkatsu. In addition, the events which prevent NEC from paying debts have not occurred and are not expected to occur at present. Therefore, NEC is expected to pay its debts which will become due after the effective date of the corporate separation.

(ii) Prospects of payment of the New Company's debts

NEC and NEC Laser & Automation will transfer its respective laser processing business to the New Company by the corporation effective April 1, 2004. In each corporate separation, the amount of transferred assets is expected to exceed the amount of transferred debts. In addition, the events which prevent the New Company from paying debts are not expected to occur at present. Therefore, NEC is expected for the New Company to pay its debts which will become due after the effective date of the corporate separation.

(7) The New Company's directors and corporate auditors to be appointed at the time of the corporate separation: None

3. Outline of NEC and the New Company

(1) Company name	NEC Corporation (Transferring party)	The New Company (Transferred party)
(2) Business areas	Sale of computers, communications equipment, electron devices and software, and provision of Internet solutions including relevant services

Design of laser processing equipment and systems and development of software, and manufacture, sale and maintenance of these products as well as design and contract of construction related to these products.

(3) Date of incorporation	July, 1899	January 15, 2004 (tentative date)
(4) Head office	7-1, Shiba 5-chome, Minato-ku, Tokyo	7-1, Shiba 5-chome, Minato-ku, Tokyo
(5) Representative	Akinobu Kanasugi, President	Kazunari Egami, President
(6) Stated capital	244,726 million yen (as of March 31, 2003)	Planned to be 30 million yen as of January 15, 2004
(7) Outstanding shares	1,656,268 thousand shares (as of March 31, 2003)	Planned to be 600 shares as of January 15, 2004
(8) Shareholders' equity	672,053 million yen (as of March 31, 2003)	Planned to be 30 million yen as of January 15, 2004
(9) Total assets	2,701,096 million yen (as of March 31, 2003)	Planned to be 30 million yen as of January 15, 2004
(10) End of fiscal year	March 31	March 31
(11) Number of employees	24,175 (as of March 31, 2003)	Planned to be zero as of January 15, 2004
(12) Major customers	NTT Group, government and other public agencies, etc.	None
(13) Major shareholders and shareholding ratio

Japan Trustee Services Bank, Ltd. (Trust Account) : 4.24%

Sumitomo Life Insurance Company : 3.20%

The Master Trust Bank of Japan, Ltd. (Trust Account) : 3.15%

Nippon Life Insurance Company : 2.88%

The Dai-ichi Mutual Life Insurance Company : 2.58%

The Chase Manhattan Bank N.A. London : 2.44%

(as of March 31, 2003)

Planned to be wholly owned by NEC as of January 15, 2004
(14) Main bank of account	Sumitomo Mitsui Banking Corporation, The Sumitomo Trust and Banking Company Limited
(15) Relationship between two companies	The new company is supposed to be a wholly owned subsidiary of NEC.

(16) NEC's financial results for the last three fiscal years (in millions of yen except per share figures)

End of fiscal year	March 31, 2001	March 31, 2002	March 31, 2003
Net sales	4,099,323	3,562,371	2,781,436
Operating income (loss)	93,012	(77,847)	24,890
Ordinary income (loss)	63,917	(96,507)	6,119
Net income (loss)	23,670	(286,219)	(14,917)
Net income (loss) per share (yen)	14.45	(172.87)	(9.1)
Dividend per share (yen)	11.00	6.00	0.00
Shareholders' equity per share (yen)	628.91	444.04	406.26

4. Description of business to be separated

(1) Business to be separated

The laser processing business which NEC's Laser Solutions Division is in charge of is to be separated. After the corporate separation, the New Company is expected to have sales of approximately 9 billion yen and about 270 employees.

(2) Total assets and liabilities which belong to the business to be separated

Total assets of the business to be separated at the end of March, 2003 was approximately 4 billion yen and liabilities of the business to be separated at the same date was approximately 2.5 billion yen.

5. Outline of NEC after the corporate separation

(1) Company Name	NEC Corporation
(2) Business areas	Sale of computers, communications equipment, electron devices and software, and provision of Internet solutions including relevant services
(3) Head office	7-1, Shiba 5-chome, Minato-ku, Tokyo
(4) Representative	Akinobu Kanasugi, President
(5) Stated Capital	329, 976 million yen (As of December 17, 2003. There is no decrease in stated capital due to the corporate separation above.)
(6) End of fiscal year	March 31
(7) Effect on NEC's operating results	The corporate separation above will have little effect on NEC's operating results.